UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

____________________________

Greenlight Biosciences Holdings, PBC
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)
 39536G 105
(CUSIP Number)

c/o Ana Mondedeu Insunza
Insud Pharma, S.L.
Calle de Manuel Pombo Angulo, No. 28, 3rd Floor
28050 Madrid, Spain

with copies to:
Juan Manuel de Remedios
John Vetterli
Scott Levi
White & Case LLP
Calle Velázquez 86D, 3rd Floor
28006 Madrid, Spain
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2023
(Date of Event Which Requires Filing of This Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Insud Pharma, S.L.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(5)
3		SEC USE ONLY
4		SOURCE OF FUNDS SC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

(1) See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 to the Schedule 13D (as defined below) (the “Amendment No. 1”) amends and supplements certain items of the Schedule 13D related to the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC, a public benefit corporation incorporated in Delaware (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023 (the “Original Schedule 13D”). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Consummation of Merger

On July 24, 2023, pursuant to that certain Merger Agreement, by and among the Issuer, Parent, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Immediately prior to the effective time of the Merger, pursuant to the Contribution and Exchange Agreement, the Reporting Person contributed all of its shares of Common Stock to Parent in exchange for shares of Series A-2 Preferred Stock of Parent.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a)
- (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  As of July 24, 2023, the Reporting Person owns no shares of Common Stock. To the extent that a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, was formed by virtue of the Reporting Persons’ actions with respect to the Contribution and Exchange Agreement, such group ceased to exist upon the closing of the Merger.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person, and, to the best knowledge of the Reporting Person, each of the Covered Persons, has not effected any transactions in the common stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person and its respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be a beneficial owner of any shares of Common Stock on July 24, 2023.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2023	INSUD PHARMA, S.L.

	By:	/s/ Ana Mondedeu Insunza
		Name:	Ana Mondedeu Insunza
		Title:	Associate General Counsel and Secretary